Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 5 DATED JULY 11, 2012

TO THE PROSPECTUS DATED JANUARY 9, 2012

This document supplements, and should be read in conjunction with, our prospectus dated January 9, 2012 relating to our offering of 330,000,000 shares of our common stock, or our initial public offering, as supplemented by Supplement No. 4 dated June 18, 2012. Unless otherwise defined in this Supplement No. 5, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 5 is to disclose:

•	the status of our initial public offering; and

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updates to the descriptions of our real estate acquisitions in our prospectus, including our recent acquisitions of Midwestern MOB Portfolio located in Champaign and Lemont, Illinois; Texarkana MOB located in Texarkana, Texas; Greeley MOB located in Greeley, Colorado; Columbia MOB located in Columbia, South Carolina; and Ola Nalu MOB Portfolio located in Huntsville, Alabama, New Port Richey, Florida, Hilo, Hawaii, Warsaw, Indiana, Las Vegas, New Mexico, and Rockwall, San Angelo and Schertz, Texas.

Status of our Initial Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of July 6, 2012, we had received and accepted subscriptions in this offering for 68,244,360 shares of our common stock, or approximately $681,022,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of July 6, 2012, 231,755,640 shares remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in this offering until the earlier of February 20, 2013, or the date on which the maximum offering amount has been sold. We also reserve the right to terminate this offering at any time.

Recent Acquisitions

The following information should be read in conjunction with the “Prospectus Summary — Description of Investments” section beginning on page 8 of our prospectus and the “Investment Portfolio — Acquired Properties” section beginning on page 112 of our prospectus:

Acquired Properties

As of July 11, 2012, we had completed 35 acquisitions, comprising 90 buildings and an aggregate of 3,350,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of $821,935,000, in various states. Acquisitions made between May 22, 2012 and July 11, 2012 are listed below:

Property Name(1)	Type of Property	GLA (Sq Ft)	Occupancy	Purchase Date	Contract Purchase Price	Mortgage Debt(2)	Interest Rate(2)	Maturity Date	Property Taxes(3)	Capitalization Rate(4)	Location
Midwestern MOB Portfolio (5)	Medical Office	69,000	77.3%	05/22/12	$9,060,000	$3,697,000	5.88%	05/11/21	$336,000	7.76%	Champaign and Lemont, IL
Texarkana MOB	Medical Office	32,000	100%	06/14/12	$6,500,000	$—	—%	—	$93,000	8.36%	Texarkana, TX
Greeley MOB	Medical Office	58,000	100%	06/22/12	$13,200,000	$—	—%	—	$168,000	8.90%	Greeley, CO
Columbia MOB	Medical Office	43,000	87.4%	06/26/12	$6,900,000	$—	—%	—	$107,000	7.77%	Columbia, SC
											Huntsville, AL,
											New Port Richey, FL
											Hilo, HI,
											Warsaw, IN,
											Las Vegas, NM,
				06/29/12							and Rockwall,
				and							San Angelo and
Ola Nalu MOB Portfolio	Medical Office	272,000	97.9%	07/11/12	$71,000,000	$—	—%	—	$607,000	7.54%	Schertz, TX

(1)	We own 100% of all of our properties listed.
(2)	Represents the mortgage loan payable assumed by us on the property and the interest rate at the time of acquisition.
(3)	Represents the real estate taxes on the property for 2011.
(4)	The estimated capitalization rates are based on each property's net operating income from the in-place leases for the twelve months after the date of purchase of the respective property, including any contractual rent increases contained in such leases for these twelve months, divided by the purchase price for the respective property, exclusive of any acquisition fees and expenses paid. In calculating each property's net income, we generally estimate each property's expenses for the twelve months after the date of purchase by evaluating historical expenses of the property and adjusting for factors such as the property's age, location and other information we obtained during our due diligence examination of the property prior to its acquisition. We also estimate each property's occupancy for the twelve months after the date of purchase using assumptions regarding upcoming lease renewals or terminations based on information we obtained about the property and its tenants during our due diligence examination of the property prior to its acquisition. The capitalization rates do not reflect reserves for replacements.
(5)	The Midwestern MOB Portfolio consists of four separate medical office buildings. As of July 11, 2012, we have acquired two of the four medical office buildings. The proposed acquisitions of the remaining two buildings are expected to occur during the third quarter of 2012; however, such acquisitions are subject to substantial conditions to closing, including obtaining the approval from lenders of a loan assumption, and no assurance can be provided that we will be able to acquire the remaining two buildings in the anticipated timeframe, or at all.

We will pay AHI Management Services, Inc., or AHI Management Services, an affiliate of our sub-advisor, 4.0% of the gross monthly cash receipts derived from the operations of these properties, except with respect to the medical office building of the Midwestern MOB Portfolio located in Champaign, Illinois and the medical office buildings of the Ola Nalu MOB Portfolio located in Las Vegas, New Mexico, San Angelo, Texas and Warsaw, Indiana, for which we will pay an oversight fee of 1.0% of the gross monthly cash receipts derived from the operations of the property. Among other things, AHI Management Services has the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Additionally, our advisor entities and their affiliates were paid, as compensation for services rendered in connection with the investigation, selection and acquisition of the Midwestern MOB Portfolio, Texarkana MOB, Greeley MOB, Columbia MOB and Ola Nalu MOB Portfolio, an acquisition fee of 2.60% of the contract purchase price of each property, which was paid as follows: (i) in shares of our common stock in an amount equal to 0.15% of the contract purchase price, at $9.00 per share, the established offering price as of the date of closing, net of selling commissions and dealer manager fees, and (ii) the remainder in cash equal to 2.45% of the contract purchase price. Other affiliates of us, our advisor or our sub-advisor may receive additional fees or other compensation as a result of our property acquisitions in accordance with the compensation provisions described in our prospectus.

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